SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a- 16 or 15d- 16 of

the Securities Exchange Act of 1934

For the month of April 2018

CGG

Tour Maine Montparnasse—33 Avenue du Maine – BP 191—75755 PARIS CEDEX 15

(address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒             Form 40-F  ☐

CGG announces issuance of $300 million and

€280 million First Lien Senior Secured Notes

Paris, France – April 24, 2018

CGG S.A. announces today the issuance by its wholly-owned indirect subsidiary, CGG Holding (U.S.) Inc., of $300 million in aggregate principal amount of 9.000% First Lien Senior Secured Notes due 2023 and €280 million in aggregate principal amount of 7.875% First Lien Senior Secured Notes due 2023 (together, the “Notes”).

The issuance of the Notes was a condition to the redemption of the Existing First Lien Notes. That condition has now been fulfilled, and the Existing First Lien Notes will be redeemed on May 6, 2018. Because the redemption date is not a Business Day (as such term is defined in the indenture governing the Existing First Lien Notes), the redemption price of, and accrued interest on, the Existing First Lien Notes will be paid to the holders thereof on May 9, 2018, the next succeeding Business Day following the redemption date.

The net proceeds from the issuance have been irrevocably deposited in trust with The Bank of New York Mellon, London Branch, together with cash on hand, to satisfy and discharge the indenture governing the existing $664 million First Lien Senior Secured Notes due 2023, issued on February 21, 2018 (the “Existing First Lien Notes”).

About CGG

CGG (www.cgg.com) is a fully integrated Geoscience company providing leading geological, geophysical and reservoir capabilities to its broad base of customers primarily from the global oil and gas industry. Through its three complementary businesses of Equipment, Acquisition and Geology, Geophysics & Reservoir (GGR), CGG brings value across all aspects of natural resource exploration and exploitation. CGG employs around 5,300 people around the world, all with a Passion for Geoscience and working together to deliver the best solutions to its customers.

CGG is listed on the Euronext Paris SA (ISIN: 0013181864) and the New York Stock Exchange (in the form of American Depositary Shares. NYSE: CGG).

Contacts

Group Communications Christophe Barnini Tel: + 33 1 64 47 38 11 E-Mail: : invrelparis@cgg.com	Investor Relations Catherine Leveau Tel: +33 1 64 47 34 89 E-mail: : invrelparis@cgg.com

This press release does not constitute an offer to sell or the solicitation of an offer to buy securities. There will not be any sale of these securities in any such state or country in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any state or country.

The securities referred to herein have not been and will not be registered under the US Securities Act of 1933, as amended (the “Securities Act”) and may not be offered or sold in the United States absent registration or an applicable exemption from the registration requirements of the Securities Act. There will be no offering of securities to the public in France or the United States.

This announcement is not being distributed by, nor has it been approved for the purposes of section 21 of the Financial Services and Markets Act 2000 as amended (the “FSMA”) by, a person authorized under the FSMA. This announcement is only being distributed to and is only directed at persons who: (i) are outside the United Kingdom; (ii) have professional experience in matters relating to investments (being investment professionals falling within Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005, as amended (the “Financial Promotion Order”)); (iii) fall within Article 49(2)(a) to (d) (“high net worth companies, unincorporated associations, etc.”) of the Financial Promotion Order or (iv) to the extent that doing so does not prejudice the lawful distribution of the announcement to the foregoing, are persons to whom an invitation or inducement to engage in investment activity (within the meaning of section 21 of the FSMA) in connection with the issue or sale of any securities may otherwise lawfully be communicated or caused to be communicated (all such persons together being referred to as “relevant persons”). This announcement must not be acted or relied upon by persons who are not relevant persons. Any investment or investment activity to which this announcement relates is available only to relevant persons and will be engaged in only with relevant persons.

This press release may include projections and other “forward-looking” statements within the meaning of the federal securities laws. Any such projections or statements reflect the current views of CGG about future events and financial performance. No assurances can be given that such events or performance will occur as projected and actual results may differ materially from these projections.

THIS FORM 6-K REPORT IS HEREBY INCORPORATED BY REFERENCE INTO CGG’S REGISTRATION STATEMENT ON FORM S-8 (REGISTRATION STATEMENT NO. 333-150384, NO. 333-158684, NO. 333-166250, NO. 333-173638, NO. 333-188120 AND NO. 333-197785) AND SHALL BE A PART THEREOF FROM THE DATE ON WHICH THIS REPORT IS FURNISHED, TO THE EXTENT NOT SUPERSEDED BY DOCUMENTS OR REPORTS SUBSEQUENTLY FILED OR FURNISHED.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, CGG has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

Date April 24th, 2018	By /s/ Stéphane-Paul FRYDMAN
S.P. FRYDMAN
Chief Financial Officer